NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the "Meeting") of Neptune Technologies & Bioressources Inc. (the "Company") will be held at Salon Madrid of the Château Royal, located at 3500 Souvenir Boulevard, in Laval (Québec), on September 25, 2008 at 14h00, for the following purposes:

  To receive the financial statements of the Company for the fiscal year ended May 31, 2008 and the auditors' report thereon;

  To elect the directors for the ensuing year;

  To appoint auditors and authorize the directors to fix their remuneration;

  to consider and, if thought advisable, to pass, with or without variation, a resolution (in the form attached as Schedule "B" to the Management Proxy Circular), approving, upon the conditions stipulated in the Management Proxy Circular (the "Circular"), the Exchange (as such term is defined in the Circular) which will be effected by the offer by Acasti Pharma Inc. (the "Subsidiary") to all of the holders of Notes (as such term is defined in the Circular) to purchase the Notes at a price equal to the Notes' value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants (as such term is defined in the Circular);

  to consider and, if thought advisable, to pass, with or without variation, a resolution (in the form attached as Schedule "C" to the Management Proxy Circular), approving By-Law Number 2008-1, repealing and replacing section 3.06 of By-Law Number 1;

  to consider and, if thought advisable, to pass, with or without variation, a resolution (in the form attached as Schedule "D" to the Circular) approving the repricing of stock options to purchase a total of 850,000 common shares of the Company, as more particularly described in the Circular; and

  to transact such other business as may properly be brought before the Meeting.

The directors have established July 28, 2008, as the record date for the purposes of determining the Company's shareholders which are entitled to received notice of and vote at the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, prior to 5:00 p.m. on September 23, 2008 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

SIGNED in Laval, Québec, as of August 21, 2008

By Order of the Board of Directors

(s) Michel Timperio

Michel Timperio
Chairman of the Board